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                                                                   Exhibit T3E-3

[ABFS LETTERHEAD]

                                                     Your Response is Important!
                                                     Please call with Questions!


DATE

NAME
ADDRESS
CITY STATE ZIP

Dear Valued Investor:

         By now you should have received your Exchange Offer for Eligible ABFS Investment Noteholders. Thanks to those of you who have responded through your Letter of Transmittal. We appreciate your participation in this important initiative.

         To those of you who we haven't heard from, please remember--YOUR OPPORTUNITY TO EXCHANGE YOUR INVESTMENT NOTES IN THE EXCHANGE OFFER WILL EXPIRE ON JUNE 30, 2004, UNLESS EXTENDED BY ABFS.

         The Exchange Offer will enable us to increase our stockholders' equity and reduce our debt, which will enable us to achieve compliance with financial covenants and enhance our ability to implement our adjusted business strategy.

         Please review the Offer to Exchange that was sent to you, in particular the reasons for the Exchange Offer on page 13 and the Risk Factors on page 28. This and the other material found in the Exchange Offer kit contains all the information you need to make an informed decision. If you need another kit sent to you--or if you have any questions about the Exchange Offer or filling out the Letter of Transmittal, a Company officer will be happy to assist you. Please call us at 1-800-597-7004, Monday through Thursday, 8:30 a.m. to 8:00 p.m.
(EDT), Friday from 8:30 a.m. to 6:00 p.m., and Saturday from 10:00 a.m. to 3:00 p.m.

         Your decision is important to you and ABFS. We hope that the relationship we have developed over the years will continue in the future as we reshape our business. We appreciate and value your investments in ABFS.

Very truly yours,



Anthony J. Santilli

Chairman, President & CEO



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